Formation

Cobalt Project Drilling Update

Vancouver, B.C., October 17, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the "Company"), is pleased to provide an update on the core drilling program currently in progress on its 100% owned Idaho Cobalt Project (ICP). Pursuant to the Company's July 19, 2005 news release, the 2005 drill program, as recommended by Mine Development Associates (MDA), is designed to gain geotechnical data to optimize mine stope design, particularly for the early years of mine production on the ICP. The geotechnical data is also planned to be used to optimize the mine ground support design by providing additional data on rock structure, which is expected to reduce the ground support requirements as outlined in MDA's Pre-feasibility report thus reducing mine capitalization costs.

In addition, the drill program is intended to further delineate the open-ended mineralization discovered in last years drilling on the southern portion of the Ram deposit where some of the widest drill intercepts with the highest grades were encountered (Table 2). This, along with mine design facilitation, is designed to improve the overall economics of the deposit and increase the existing mine life.

To date 2,153 feet has been drilled in 5 drill holes. Drill holes R05-01 and 02 (drilled to a maximum depth of 98.5 and 325.5 feet respectively) were collared off the same drill pad and were abandoned prior to reaching target depth due to difficult near surface ground conditions and subsequent caving. Four samples from R05-02 taken above the main mineralized zone did not return significant results. A third attempt to reach target depth was successful in R05-03, that was drilled approximately 75 feet south east down the road from R05-01 & 02 and encountered significant mineralization over appreciable widths.

Table 1: Ram 2005 drill results to date:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/ Grid/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R05-01 / 98.5 ft / -43.5°	231°	4+90S/8+50E	Abandoned						
R05-02 / 325.5ft / -50°	231°	4+90S/8+50E	Abandoned						
R05-03 /753 ft / -56°	233°	5+20S/9+15E	690.0	707.4	17.4	16.4	1.47	0.19	0.021
including			690.0	697.8	7.8	7.4	3.13	0.12	0.042
R05-04 /505.5 ft / -74.5°	244°	10+00S/2+50E	Assays Pending						
R05-05 / 470ft / -90°	N/A	12+00S/0+85E	Assays Pending						

The above table outlines the weighted average grades for the ore zone in drill hole R05-03, which was drilled off Section 5+20S at an azimuth and angle designed to intersect the mineralization previously discovered on section 6+00S. This drill hole intersected the mineralized horizon approximately 160 feet up-dip from the intersection in R04-27, and 420 feet down-dip from the intersection in R99-05. These drill intercepts are considered very significant, as they not only represent some of the highest grades and widest mineralized widths encountered on the Ram to date, but also demonstrate an increased level of confidence for the continuation of the ore zone down dip and along strike between sections 4+00S and 8+00S. The results from this drill hole have demonstrated an increase in the measured and indicated resource for the ICP. Quantification of these results by MDA is underway and will be incorporated into the Bankable Feasibility Study currently in progress. The Bankable Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

(Cont...)

Table 2: Previously Released South Ram 2004 drill results:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-07 / 477 / -61^0	243.4^0	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-10/ 707 / -66.0^0	244.0^0	8+00S /6+55E	622.9	652.1	29.2	26.3	0.68	1.99	0.0262
R04-13/ 800 / -82.5^0	243.4^0	8+00S / 6+55E	712.9	735.0	22.1	19.1	0.93	2.12	0.0326
R04-21 / 1084 ft / -62^0	243.4^0	2+00S / 13+07E	488.3	490.9	2.6	2.5	0.32	0.03	0.0043
			674	676	2.0	1.9	0.98	0.01	0.0186
			910	912	2.0	2.0	0.42	0.03	0.0052
			999.5	1009.0	9.5	9.3	1.01	0.13	0.0152
R04-24 / 1244 ft / -73.5^0	243.4^0	2+00S / 13+36E	793.5	795.5	2.0	1.7	0.52	0.15	0.0052
R04-26 / 1059 ft / -68^0	243.4^0	4+00S / 12+11E	88.0	90.0	2.0	1.8	0.89	0.03	0.0232
			945.5	949.8	4.3	4.2	1.44	1.95	0.0449
R04-27 / 1219 ft / 50^0	243.4^0	6+00S / 14+02E	1155.8	1162.4	6.6	6.5	0.82	0.24	0.0133
R04-28 / 736 ft / -88.2^0	243.4^0	4+00S / 7+36E	663.2	667.9	4.7	4.0	0.64	0.38	0.0129

Results from drill holes R05-04 and 05 drilled on sections 10+00S and 12+00S respectively are pending. Preliminary assessment of the core from these two holes suggests the mineralized horizon is locally oxidized at these locations. Currently drilling is planned on Section 10+00S where vertical drill hole R05-06 is to be collared adjacent to R05-04.

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project and has reviewed the contents of this release. Drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay. A current list of drill holes, intersections and location map is available from the Company directly. The Company will announce the further results of the program when available.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com